EXHIBIT 99.1

Alvarion Ltd. (in Receivership and Liquidation) Files Form 15 to Terminate Its U.S. Reporting Obligations Under Securities Exchange Act of 1934

ROSH HA'AYIN, Israel, April 29, 2015 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership and liquidation) ("Alvarion" or the "Company") (OTC Pink:ALVRQ), announced today that it has filed a Form 15 with the United States Securities and Exchange Commission (the "SEC") with the intention of terminating its reporting obligations under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The filing was approved by the District Court of Tel Aviv–Yaffo in view of the Company's liquidation status. Alvarion expects that the termination of its duty to file reports will become effective 90 days after the filing of Form 15 with the SEC. However, as a result of this filing, Alvarion's reporting obligations with the SEC, including its obligations to file annual reports on Form 20-F and reports on Form 6-K, will immediately be suspended.

The Company's ordinary shares are currently traded on the OTC Markets – OTC Pink Tier (the "Pink Tier") under the symbol "ALVRQ". For quotes or additional information on OTC Markets and the OTC Pink Tier, please visit www.otcmarkets.com.

Trading in the Company's ordinary shares on the Tel Aviv Stock Exchange ("TASE") continues to be suspended. As previously reported by the Company on February 13, 2014, if conditions to renew trading on the TASE will not be met within 24 months from the commencement of the suspension of trading on the TASE (namely, by January 15, 2016), the Company's ordinary shares will be delisted from the TASE, without further deliberation by the TASE board of directors. Prior to being delisted from TASE, the TASE will allow for four (4) days of trading, unless the general manager of the TASE, or his/her representative, decides otherwise.

This news release includes forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to Alvarion's expectations, beliefs, intentions or strategies regarding future events, including Alvarion's intention to terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. These statements can be identified by the use of words like "anticipate, " "believe," " intend," "estimate," "expect," "may," "plan," "project," "will," "should," "seek" and similar words or expressions containing same.

The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         ir@alvarion-ltd.com